EXHIBIT 99.1

NEWS RELEASE

South Bow Reports Second-quarter 2025 Results and Declares Dividend

CALGARY, Alberta, Aug. 06, 2025 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) reports its second-quarter 2025 financial and operational results. Unless otherwise noted, all financial figures in this news release are in U.S. dollars.

Highlights

Safety and operational performance

  Recorded average throughput of approximately 544,000 barrels per day (bbl/d) on the Keystone Pipeline in the second quarter of 2025, and approximately 760,000 bbl/d on the U.S. Gulf Coast segment of the Keystone Pipeline System. South Bow is currently delivering its contractual Keystone Pipeline throughput commitments of 585,000 bbl/d.
    Throughput on the Keystone Pipeline and the U.S. Gulf segment of the Keystone Pipeline System averaged approximately 578,000 bbl/d and approximately 744,000 bbl/d, respectively, in the first half of 2025.
  Progressed the Blackrod Connection Project, completing construction of the 150,000-barrel crude oil storage tank at the project’s terminal facility. South Bow remains on schedule to finish the facilities by late 2025 and be ready for in-service in early 2026. Associated cash flows are expected to increase throughout the second half of 2026 and into 2027.
  Completed cleanup and reclamation of the Milepost 171 (MP-171) incident site near Fort Ransom, N.D. in early June, and advanced remedial actions, with four in-line inspection runs and eight integrity digs completed to date. See “Milepost 171 incident” of this news release for additional details.

Financial performance

  Delivered stable financial results, driven by South Bow’s strong commercial underpinnings.
    Generated revenue of $524 million and net income of $96 million ($0.46/share).
    Recorded normalized earnings before interest, income taxes, depreciation, and amortization (normalized EBITDA)1 of $250 million, representing a 6% decrease from the first quarter of 2025 due to expected lower Marketing contributions.
    Delivered distributable cash flow1 2 of $167 million.
  Maintained total long-term debt and net debt1 outstanding of $5.8 billion and $4.9 billion, respectively, during the second quarter of 2025. The Company’s net debt-to-normalized EBITDA ratio1 was 4.6 times as of June 30, 2025.

Returns to shareholders

  Declared dividends totalling $104 million or $0.50/share to shareholders during the second quarter of 2025.
  South Bow’s board of directors approved a quarterly dividend of $0.50/share, payable on Oct. 15, 2025, to shareholders of record at the close of business on Sept. 29, 2025. The dividends will be designated as eligible dividends for Canadian income tax purposes.

Spinoff activities

  Implemented South Bow’s new enterprise resource planning system in early April, while continuing to streamline internal processes to better align with long-term business needs. South Bow expects to implement its new supervisory control and data acquisition (SCADA) system in the third quarter of 2025, substantially exiting the Transition Services Agreement (TSA) with TC Energy Corporation (TC Energy), within one year of the spinoff transaction (the Spinoff).

South Bow's unaudited consolidated interim financial statements and notes (the financial statements), and management's discussion and analysis (MD&A) as at and for the three and six months ended June 30, 2025 (the Q2 2025 MD&A) are available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow’s filings with the U.S. Securities and Exchange Commission (SEC) at www.sec.gov. The disclosure under the section "Specified Financial Measures" in the Q2 2025 MD&A is incorporated by reference into this news release.

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1 Non-GAAP financial measure or non-GAAP ratio that do not have standardized meanings under generally accepted accounting principles (GAAP) and may not be comparable to measures presented by other entities. See “Specified financial measures” of this news release.
2 In the second quarter of 2025, South Bow modified the definition of distributable cash flow. Comparative measures have been restated to reflect these changes. See “Specified financial measures” of this news release.

Financial and operational results

$ millions, unless otherwise noted	Three Months Ended			Six Months Ended
	March 31, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
FINANCIAL RESULTS
Revenue	498	524	554	1,022	1,098
Income from equity investments	13	13	13	26	25
Net income	88	96	88	184	200
Per share [1]	0.42	0.46	0.42	0.88	0.96
Normalized net income [2]	98	87	71	185	185
Per share 1 2	0.47	0.42	0.34	0.89	0.89
Normalized EBITDA [2]	266	250	241	516	539
Keystone Pipeline System	235	234	243	469	520
Marketing	16	(1)	(13)	15	(4)
Intra-Alberta & Other	15	17	11	32	23
Distributable cash flow 2 3	157	167	90	324	276
Dividends declared	104	104	—	208	—
Per share [1]	0.50	0.50	—	1.00	—
Capital expenditures [4]	32	34	20	66	32
Total long-term debt [5]	5,719	5,774	5,905	5,774	5,905
Net debt 2 6	4,910	4,903	5,578	4,903	5,578
Net debt-to-normalized EBITDA (ratio) 2 7	4.6	4.6	5.0	4.6	5.0
Common shares outstanding, weighted average diluted (millions) [8]	208.7	208.8	207.6	208.7	207.6
Common shares outstanding (millions) [8]	208.2	208.2	207.6	208.2	207.6

OPERATIONAL RESULTS
Keystone Pipeline System Operating Factor (SOF) (%) [9]	98	93	94	95	95
Keystone Pipeline throughput (Mbbl/d)	613	544	623	578	633
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [10]	726	760	802	744	790
Marketlink throughput (Mbbl/d)	549	625	622	588	602
  Per share amounts, with the exception of dividends, are based on weighted average diluted common shares outstanding.
  Non-GAAP financial measure or non-GAAP ratio that do not have standardized meanings and may not be comparable to measures presented by other entities. See “Specified financial measures” of this news release.
  In the second quarter of 2025, South Bow modified the definition of distributable cash flow. Comparative measures have been restated to reflect these changes. See “Specified financial measures” of this news release.
  Capital expenditures per the investing activities of the consolidated statements of cash flows of the financial statements.
  Total long-term debt at June 30, 2025 and March 31, 2025 includes the Company’s senior unsecured notes and junior subordinated notes. Total long-term debt at June 30, 2024 includes the Company’s long-term debt to affiliates of TC Energy.
  Includes 50% equity treatment of South Bow’s junior subordinated notes.
  South Bow expects that its net debt-to-normalized EBITDA ratio will increase modestly through the course of 2025 as the Company continues to invest in the Blackrod Connection Project and incur one-time separation costs of approximately $30 million to $40 million associated with the Spinoff. Consistent with the Company’s outlook on leverage, South Bow anticipates exiting 2025 with a net debt-to-normalized EBITDA ratio of approximately 4.8 times and that the Company will begin reducing its leverage once the Blackrod Connection Project starts generating cash flow in 2026.
  The common shares issued on Oct. 1, 2024 have been used for comparative periods, as the Company had no common shares outstanding prior to the Spinoff. For periods prior to Oct. 1, 2024, it is assumed there were no dilutive equity instruments, as there were no equity awards of South Bow outstanding prior to the Spinoff.
  SOF measures South Bow’s ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline.
  Comprises throughput originating in Hardisty, Alta. transported on the Keystone Pipeline, and throughput originating in Cushing, Okla. transported on Marketlink for destination in the U.S. Gulf Coast.

Milepost 171 incident

  On April 8, 2025, South Bow responded to an oil release at MP-171 of the Keystone Pipeline near Fort Ransom, N.D. while working closely with regulators, local officials, landowners, and the surrounding community. The pipeline was operating within its design pressure at the time of the incident. With the Pipeline and Hazardous Materials Safety Administration (PHMSA)’s approval, South Bow safely restarted the pipeline on April 15, 2025, and has since delivered on its contractual throughput commitments of 585,000 bbl/d.
  PHMSA issued a Corrective Action Order (CAO) requiring South Bow to undertake corrective actions, including operating under pressure restrictions for specific segments of the pipeline. The CAO also requires the completion of an independent third-party root cause failure analysis (RCFA), along with mechanical and metallurgical testing.
    The mechanical and metallurgical analysis determined that the failure was caused by an axial fatigue crack that originated from the interior of the pipe, near the long-seam weld. Both the pipe and welds met industry standards for design, materials, and mechanical properties.
    The findings of the mechanical and metallurgical testing will be incorporated into the RCFA, which is anticipated to be completed by the end of the third quarter of 2025.
  In early June, South Bow successfully completed the cleanup and reclamation of the incident site. The costs related to the incident, estimated at approximately $58 million, are largely expected to be recovered through the Company’s insurance policies and include long-term environmental site monitoring.
  South Bow advanced remedial actions, with four in-line inspection runs and eight integrity digs completed to date. Preliminary results indicate no injurious issues. South Bow’s remedial work plan will incorporate the RCFA’s findings and recommendations.
  South Bow’s integrity program is extensive, continuously and proactively incorporating new learnings and technologies to ensure the long-term safety and reliability of the Company’s assets. South Bow will continue working closely with its regulators, suppliers, and industry experts to determine the failure mechanism, implement remedial actions, and ensure the continued safe operations of the pipeline.

Outlook

Market outlook

  Western Canadian Sedimentary Basin crude oil pipeline egress capacity continues to exceed crude oil supply. As a result, the demand for uncommitted capacity on South Bow’s Keystone Pipeline is expected to remain low in the near term. Additionally, changing global trade policies, including tariffs, have created economic and geopolitical uncertainty, resulting in volatility in commodity prices and pricing differentials.

2025 guidance

  South Bow’s guidance aims to inform readers about Management’s expectations for 2025 financial and operational results. Readers are cautioned that these estimates may not be suitable for any other purpose. See “Forward-looking information and statements” of this news release for additional information regarding factors that could cause actual events to be significantly different from those expected.

South Bow’s 2025 annual guidance is outlined below:

$ millions, except percentages	2025 Guidance 1 2 (May 2025)	2025 Guidance [2] (August 2025)	2025 YTD Actuals
Normalized EBITDA [3]	1,010 +1% / -2%	1,010 +1% / -2%	516
Interest expense	325 +/- 2%	325 +/- 2%	164
Effective tax rate (%)	23% - 24%	23% - 24%	23%
Distributable cash flow 3 4	535 +/- 3%	590 +/- 3%	324
Capital expenditures
Growth [5]	110 +/- 3%	110 +/- 3%	75
Maintenance 5 6	65 +/- 3%	55 +/- 3%	21
  See South Bow’s May 15, 2025 news release “South Bow Reports First-quarter 2025 Results and Declares Dividend”, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow’s filings with the SEC at www.sec.gov.
  Assumes average foreign exchange rate of C$/U.S.$1.4286.
  See "Outlook and Guidance” of the Q2 2025 MD&A for historical normalized EBITDA and distributable cash flow, which information is incorporated by reference into this news release.
  In the second quarter of 2025, South Bow modified the definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. The May 2025 guidance set forth in the table above reflects the previous definition of distributable cash flow, and as such, readers are advised that the May 2025 and August 2025 distributable cash flow guidance values above are not directly comparable. See “Specified financial measures” of this news release.
  Supplementary financial measure. See “Specified Financial Measures” of the Q2 2025 MD&A, which information is incorporated by reference into this news release.
  Maintenance capital expenditures are generally recoverable through South Bow’s tolling arrangements.

  South Bow is reaffirming its outlook for normalized EBITDA of approximately $1.01 billion in 2025, within a range of +1% to -2%, underpinned by the Company’s highly contracted cash flows and structural demand for services. Approximately 90% of South Bow’s normalized EBITDA is secured through committed arrangements, which carry minimal commodity price or volumetric risk.

    Normalized EBITDA for the third quarter of 2025 is expected to be relatively unchanged from second-quarter 2025 normalized EBITDA of $250 million. South Bow expects that Marketing losses anticipated to be realized in the third quarter will be offset by normalized EBITDA associated with maintenance capital expenditures for system integrity projects. South Bow maintains its forecast of normalized EBITDA for the Marketing segment to be approximately $30 million lower in 2025 compared to 2024.

  South Bow is revising its outlook for distributable cash flow to $590 million, within a range of 3%, primarily due to lower expected current taxes resulting from changes in U.S. tax legislation, and to reflect the Company’s modified definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. See “Specified financial measures” of this news release.

  South Bow is revising its outlook for maintenance capital expenditures to $55 million, within a range of 3%, to prioritize the Company’s remedial actions relating to the MP-171 incident.

  South Bow is revising its expectations for one-time separation costs associated with the Spinoff to approximately $30 million to $40 million in 2025, down from $40 million to $50 million, reflecting lower-than-expected costs in establishing the Company’s capabilities.

Capital allocation priorities

  South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company’s capital allocation priorities are built on a foundation of financial strength and supported by South Bow’s stable, predictable cash flows. South Bow’s capital allocation priorities include:

    paying a sustainable base dividend;
    strengthening the Company’s investment-grade financial position; and
    leveraging existing infrastructure within South Bow’s strategic corridor to offer customers competitive connections and enhanced optionality.

Investor day

South Bow will hold its inaugural investor day on Nov. 19, 2025 in New York City. The webcasted event will include presentations from South Bow’s senior leadership on the Company’s long-term strategy, capital allocation priorities, and growth outlook.

Conference call and webcast details

South Bow's senior leadership will host a conference call and webcast to discuss the Company's second-quarter 2025 results on Aug. 7, 2025 at 8 a.m. MT (10 a.m. ET).

Date	Aug. 7, 2025
Time	8 a.m. MT (10 a.m. ET)
Conference call link	https://register-conf.media-server.com/register/BI5bf19c78c2b34999aabccc02e536a8f7
Webcast link	https://edge.media-server.com/mmc/p/yghz5jhj

Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

Visit www.southbow.com/investors for the replay following the event.

Specified financial measures

Non-GAAP financial measures

In this news release, South Bow references certain non-GAAP financial measures and non-GAAP ratios that do not have standardized meanings under GAAP and may not be comparable to similar measures presented by other entities. These non-GAAP financial measures and non-GAAP ratios include or exclude adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operational performance and liquidity of South Bow. These non-GAAP financial measures and non-GAAP ratios should not be considered in isolation or as a substitute for financial information or measures of performance presented in accordance with GAAP.

South Bow’s non-GAAP financial measures and non-GAAP ratios used in this news release include:

  normalized EBITDA;
  segment normalized EBITDA;
  normalized net income;
  normalized net income per share;
  distributable cash flow;
  net debt; and
  net debt-to-normalized EBITDA ratio.

These non-GAAP financial measures and non-GAAP ratios are further described below, with a reconciliation to their most directly comparable GAAP measure.

Normalizing items

Normalized measures are, or include, non-GAAP financial measures and non-GAAP ratios and include normalized EBITDA, segment normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA ratio. Management uses these normalized measures to assess the financial performance of South Bow’s operations and compare period-over-period results. During certain reporting periods, the Company may incur costs that are not indicative of core operations or results. These normalized measures represent income (loss), adjusted for specific normalizing items that are believed to be significant; however, are not reflective of South Bow’s underlying operations in the period.

These specific normalizing items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, tariff charges, acquisition, integration, and restructuring costs, and other charges, including but not limited to, impairment, contractual costs, and settlements.

South Bow excludes the unrealized fair value adjustments related to risk management activities, as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, South Bow does not consider these items reflective of the Company’s underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability, as they settle in a subsequent period to the underlying transaction they are hedged against.

South Bow excludes tariff charges as they are not reflective of ongoing business conducted by the Company and are subject to uncertainty.

Separation costs relate to internal costs and external fees incurred specific to the Spinoff. These items have been excluded from normalized measures, as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.

Normalized EBITDA and segment normalized EBITDA

Normalized EBITDA and segment normalized EBITDA are used as measures of earnings from ongoing operations. Management uses these measures to monitor and evaluate the financial performance of the Company’s operations and to identify and evaluate trends. These measures are useful for investors as they allow for a more accurate comparison of financial performance of the Company across periods for ongoing operations. Normalized EBITDA and segment normalized EBITDA represent income (loss) before income taxes, adjusted for the normalizing items, in addition to excluding charges for depreciation and amortization, interest expense, and interest income and other.

The following table reconciles income (loss) before income taxes to normalized EBITDA for the indicated periods:

$ millions	Three Months Ended			Six Months Ended
	March 31, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Income before income taxes	114	126	110	240	256
Adjusted for specific items:
Depreciation and amortization	62	63	62	125	123
Interest expense	83	81	95	164	189
Interest income and other	(6)	(8)	(6)	(14)	(13)
Risk management instruments	6	(15)	(26)	(9)	(26)
Separation costs	3	3	6	6	10
Tariff charges	1	—	—	1	—
Keystone XL costs and other	3	—	—	3	—
Normalized EBITDA	266	250	241	516	539

The following table reconciles income (loss) before income taxes to normalized EBITDA by operating segment for the indicated periods:

$ millions	Three Months Ended March 31, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	175	9	(70)	114
Adjusted for specific items:
Depreciation and amortization	59	—	3	62
Interest expense	—	—	83	83
Interest income and other	(2)	—	(4)	(6)
Risk management instruments	—	6	—	6
Separation costs	—	—	3	3
Tariffs	—	1	—	1
Keystone XL costs and other	3	—	—	3
Segment normalized EBITDA	235	16	15	266

$ millions	Three Months Ended June 30, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	177	14	(65)	126
Adjusted for specific items:
Depreciation and amortization	59	—	4	63
Interest expense	—	—	81	81
Interest income and other	(2)	—	(6)	(8)
Risk management instruments	—	(15)	—	(15)
Separation costs	—	—	3	3
Tariff charges	—	—	—	—
Keystone XL costs and other	—	—	—	—
Segment normalized EBITDA	234	(1)	17	250

$ millions	Three Months Ended June 30, 2024
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	181	13	(84)	110
Adjusted for specific items:
Depreciation and amortization	60	—	2	62
Interest expense	2	—	93	95
Interest income and other	—	—	(6)	(6)
Risk management instruments	—	(26)	—	(26)
Separation costs	—	—	6	6
Segment normalized EBITDA	243	(13)	11	241

$ millions	Six Months Ended June 30, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	352	23	(135)	240
Adjusted for specific items:
Depreciation and amortization	118	—	7	125
Interest expense	—	—	164	164
Interest income and other	(4)	—	(10)	(14)
Risk management instruments	—	(9)	—	(9)
Separation costs	—	—	6	6
Tariff charges	—	1	—	1
Keystone XL costs and other	3	—	—	3
Segment normalized EBITDA	469	15	32	516

$ millions	Six Months Ended June 30, 2024
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	399	22	(165)	256
Adjusted for specific items:
Depreciation and amortization	120	—	3	123
Interest expense	3	1	185	189
Interest income and other	(2)	(1)	(10)	(13)
Risk management instruments	—	(26)	—	(26)
Separation costs	—	—	10	10
Segment normalized EBITDA	520	(4)	23	539

Normalized net income and normalized net income per share

Normalized net income represents net income adjusted for the normalizing items described above and is used by Management to assess the earnings that are representative of South Bow’s operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, normalized net income provides a clearer picture of the Company's continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per share basis, normalized net income is derived by dividing the normalized net income by the weighted average common shares outstanding at the end of the period. Management believes this per share measure is valuable for investors as it provides insight into South Bow’s profitability on a per share basis, assisting in evaluating the Company's performance.

The following table reconciles net income to normalized net income for the indicated periods:

$ millions, except common shares outstanding and per share amounts	Three Months Ended			Six Months Ended
	March 31, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Net income	88	96	88	184	200
Adjusted for specific items:
Risk management instruments	6	(15)	(26)	(9)	(26)
Separation costs	3	3	6	6	10
Tariff charges	1	—	—	1	—
Keystone XL costs and other	3	—	—	3	—
Tax effect of the above adjustments	(3)	3	3	—	1
Normalized net income	98	87	71	185	185
Common shares outstanding, weighted average diluted (millions)	208.7	208.8	207.6	208.7	207.6
Normalized net income per share	0.47	0.42	0.34	0.89	0.89

Distributable cash flow

Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow’s capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income (loss) before income taxes, adjusted for depreciation and amortization, the normalizing items discussed above, and further adjusted for specific items, including income and distributions from the Company’s equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow’s tolling arrangements, and current income taxes.

In the second quarter of 2025, South Bow modified the definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. Management believes that this modified definition of distributable cash flow more accurately reflects the amount of cash generated through business operations that can be used for South Bow’s capital allocation decisions. Comparative measures have been restated to reflect these changes.

The following table reconciles income (loss) before income taxes to distributable cash flow for the indicated periods:

$ millions	Three Months Ended			Six Months Ended
	March 31, 2025	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Income before income taxes	114	126	110	240	256
Adjusted for specific items:
Depreciation and amortization	62	63	62	125	123
Normalizing items, net of tax [1]	10	(9)	(15)	1	(12)
Income from equity investments	(13)	(13)	(13)	(26)	(25)
Distributions from equity investments	19	18	13	37	33
Maintenance capital expenditures 2 3	(13)	(8)	(21)	(21)	(24)
Current income tax expense	(22)	(10)	(46)	(32)	(75)
Distributable cash flow	157	167	90	324	276
  Normalizing items per normalized EBITDA reconciliation, net of tax.
  Supplementary financial measure. See “Specified Financial Measures” of the Q2 2025 MD&A, which information is incorporated by reference into this news release.
  Maintenance capital expenditures are generally recoverable through South Bow’s tolling arrangements.

Net debt and net debt-to-normalized EBITDA ratio

Net debt is used as a key leverage measure to assess and monitor South Bow's financing structure, providing an overview of the Company's long-term debt obligations, net of cash and cash equivalents. Management believes this measure is useful for investors as it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt with 50% treatment of the Company’s junior subordinated notes, operating lease liabilities, and dividends payable, less cash and cash equivalents, per the Company’s consolidated balance sheets.

Net debt-to-normalized EBITDA ratio is used to monitor South Bow’s leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.

$ millions, except ratios	March 31, 2025	June 30, 2025	June 30, 2024
Long-term debt to affiliates of TC Energy	—	—	5,905
Senior unsecured notes	4,632	4,688	—
Junior subordinated notes	1,087	1,086	—
Total long-term debt	5,719	5,774	5,905
Adjusted for:
Hybrid treatment for junior subordinated notes [1]	(544)	(543)	—
Operating lease liabilities	21	20	19
Dividends payable	104	104	—
Cash and cash equivalents	(390)	(452)	(346)
Net debt	4,910	4,903	5,578

Normalized EBITDA for the trailing four quarters	1,059	1,068	1,114
Net debt-to-normalized EBITDA (ratio)	4.6	4.6	5.0
  Includes 50% equity treatment of South Bow’s junior subordinated notes.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: South Bow’s corporate vision and strategy, including its strategic and capital allocation priorities, its satisfaction thereof, and outlook; the Blackrod Connection Project, including in-service dates, and costs thereof; PHMSA approvals and satisfaction of the CAO; expected interest expense and tax rate; expected capital expenditures; expected dividends; expected Marketing losses; expected one-time separation costs relating to the Spinoff; expected shareholder returns and asset returns; demand for uncommitted capacity on the Keystone System; treatment under current and future regulatory regimes, including those relating to taxes, tariffs, and the environment; South Bow’s financial guidance for 2025 and beyond, including 2025 normalized EBITDA, 2025 interest expense, 2025 distributable cash flow, and 2025 capital expenditures; South Bow’s financial strength and flexibility; expected low risk associated with committed shipper arrangements; expected exit of the TSA and implementation of the SCADA system; expected receipt and sharing of investigative, root cause, and failure mechanism findings related to the MP-171 incident; expected ability to meet contractual throughput commitments on the Keystone Pipeline under the CAO; the expectation that South Bow will ensure safe and reliable operations on the Keystone Pipeline; expected remedial actions, timing for, and cost and coverage of, the remediation of the MP-171 incident; potential financial contributions from uncommitted capacity on the Keystone Pipeline System; and impacts of the findings of the RCFA and response to the MP-171 incident on the financial and operational outlook.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as of the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; and prevailing regulatory, tax, and environmental laws and regulations.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow's annual information form dated March 5, 2025, available under South Bow's SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow's public disclosure documents, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow’s filings with the SEC at www.sec.gov.

Management approved the financial outlooks contained in this news release, including 2025 normalized EBITDA, 2025 interest expense, 2025 distributable cash flow, and 2025 capital expenditures as of the date of this news release. The purpose of these financial outlooks is to inform readers about Management’s expectations for the Company’s financial and operational results in 2025, and such information may not be appropriate for other purposes.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do – providing safe and reliable transportation of crude oil to North America's highest demand markets. Based in Calgary, Alberta, South Bow is the investment-grade spinoff company of TC Energy, with Oct. 1, 2024 marking South Bow's first day as a standalone entity. To learn more, visit www.southbow.com.

Contact information Investor Relations Martha Wilmot investor.relations@southbow.com	Media Relations Solomiya Lyaskovska communications@southbow.com